

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

Via E-mail
Mr. B. Michael Friedman
Chief Executive Officer
Mediswipe, Inc.
477 South Rosemary Ave.
Suite 202
West Palm Beach, FL 33401

      Re: **Mediswipe, Inc. as Amended**
                Item 4.01 Form 8-K
                Filed April 2, 2012
                File No. 001-15673

Dear Mr. Friedman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Celeste M. Murphy for

                                   Larry Spirgel
                                   Assistant Director